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                                   EXHIBIT 99
















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FOR IMMEDIATE RELEASE                                         October 4, 2000

FOR:Evans National Bank                              Contact:
        14-16 North Main Street                      Susan J. Herold
        Angola, NY  14006                            Vice President
        Ph:     (716) 549-1000
        Fax:    (716) 549-0720


Richard M. Craig, Chairman and Chief Executive Officer of Evans Bancorp, Inc. and Evans National Bank has announced the finalization of its planned purchase of the business and assets of M&W Group, Inc. The business will be operated by its new subsidiary, M&W Agency, Inc. The acquisition of the business and assets of M&W Group, Inc. in exchange for stock of Evans Bancorp, Inc. was effective Wednesday, September 1, 2000.

Mr. Craig stated: "We are pleased with this purchase. The addition of the products and services offered through M&W Agency, Inc. will further enhance our ability to fully meet the financial needs in today's market."

M&W Agency, Inc. will be operated as a subsidiary of Evans National Bank under the management of Robert G. Miller, Jr., CPCU, CLU. Mr. Miller was the former President and majority stockholder of M&W Group, Inc.

Mr. Miller stated: "Evans Bancorp, Inc. provides resources to enable our insurance agency to expand its market and enhance services to its customers. We are extremely pleased with the opportunity this acquisition offers."

M&W Agency, Inc. will operate as a retail property, casualty and financial service agency. It is headquartered in Silver Creek, New York and has additional offices in Angola, North Collins, South Dayton, Cattaraugus, Randolph and will open soon in West Seneca, New York. In 1999, M&W Group, Inc. had written property and casualty premiums in excess of $13 million.

Evans Bancorp, Inc. is a bank holding company and the parent company of Evans National Bank. Evans National Bank is headquartered in Angola, New York with branches located in Derby, Evans, Forestville, Hamburg, North Boston and West Seneca, New York. A full- service, FDIC insured commercial bank, Evans National Bank had total assets of $198,788,383, total deposits of $169,948,899, and total stockholders' equity of $18,284,938 as of December 31, 1999.

This press release contains forward-looking statements relating to the acquisition of the business of M&W Group, Inc. As required by the Private Securities Litigation Reform Act of 1995, the Company advises that forward-looking statements are subject to risks known and unknown, uncertainties and other factors that could cause actual results to differ materially








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Evans National Bank
News Release - Page 2

from those anticipated. Factors that could affect the actual results include successful transition of this business acquisition, realizing the anticipated synergies and business growth anticipated as a result of this acquisition and other factors described from time to time in the Company's reports filed with The Securities and Exchange Commission.